Exhibit 99.1

Press Release

Contact for Media and Investors:

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

Cassia Curran

NetEase, Inc.

cassia@corp.netease.com

Tel: (+86) 571-8985-2076

NetEase Reports First Quarter 2012

Unaudited Financial Results

(Beijing— May 16, 2012) — NetEase, Inc. (NASDAQ: NTES), one of China’s leading Internet and online game services providers, today announced its unaudited financial results for the first quarter ended March 31, 2012.

William Ding, Chief Executive Officer and Director of NetEase, stated, “The growing popularity of our self-developed games continues to drive our revenues.  For the first quarter, our total online games revenue increased 31.4% year-over-year, with dynamic growth from our newer games Ghost and Tianxia III and increasing contribution from several of our flagship games, Fantasy Westward Journey, Westward Journey Online II and Heroes of Tang Dynasty.”

“Our online games revenue has been driven by the successful execution of our strategy to continuously improve user experience and has been further demonstrated by Ghost’s rapid growth since the launch of its full scale closed beta testing in September 2011. In the second quarter, we introduced a series of new features for Ghost in its open beta testing, which has been well received by users. Benefiting from the innovative game play mode, our newest game, Tianxia III, achieved record high revenue in the first quarter. We plan to continue developing new exciting content and launch open beta testing for Tianxia III in the second quarter.”

“Moreover, players continue to respond enthusiastically to expansion packs for our long running self-developed games, Fantasy Westward Journey and Westward Journey Online II.  We plan to launch new expansion packs combined with large-scale promotional activities for these games in the second and third quarters. Other expansion packs or new versions planned for the second quarter include Heroes of Tang Dynasty, Westward Journey Online III and Warsong of Westward Journey.”

“Diversification through the introduction of self-developed games is a key theme in 2012. We are on track to commercialize a number of new titles this year that showcase innovative content and leading technology. In the second and third quarters of 2012, we plan to initiate beta testing of several highly anticipated games in our pipeline, including 3D ARPG, Soul of Warrior, 2.5D MMORPG, Wu Hun, 3D action real-time strategy (or DotA) game, Heroes of Three Kingdoms, and a next generation 3D action MMORPG, Dragon Sword. With respect to our licensed games, we are pleased to have renewed our contract with Blizzard Entertainment to continue our existing cooperation on Blizzard Entertainment’s World of Warcraft® in mainland China. We look forward to releasing Mists of Pandaria™, the fourth expansion to World of Warcraft, in mainland China as soon as possible.”

“Our advertising revenue grew 13.1% year-over-year, with automobile, Internet services and food and beverage services as the top performing sectors. Advertising revenues declined 48.5% quarter-over-quarter, which reflects the typical industry seasonality. We expect the usual uptick in advertising revenues in the second quarter and through the second half of 2012. We remain committed to increasing our appeal to users by offering content innovation, synthesizing user feedback and providing service integration between different mobile device platforms. To leverage the opportunities offered by the upcoming 2012 London Olympics, we have secured a number of partnerships with content providers to offer comprehensive, accurate and in-depth reporting to our portal and mobile Internet users.”

Mr. Ding concluded, “Portal traffic grew steadily in the first quarter as we continued to optimize our user experience and mobile access by introducing leading applications and cutting edge technology. Usage of our micro-blogging services is also expanding. In the first quarter, the number of micro-blogging users reached 121.0 million, up 24.0% from December 31, 2011. As the leading free email provider in China, our mailbox services also performed well as we continued to optimize services through mobile access and upgrades to enhance users’ experience. As of March 31, 2012, we had approximately 480 million registered email users, up 6.7% quarter-over-quarter. In addition, the number of users and paying subscribers for our corporate mailbox services have grown in their third year of operation. During the first quarter, we were named one of the top corporate mailbox service providers in China.”

“With continued execution on expanding and diversifying our game portfolio and user base, as well as driving innovation in content, technology and entertainment across all demographics in China, we look forward to another great year for NetEase in 2012,” Mr. Ding concluded.

First Quarter 2012 Financial Results

Revenues

Total revenues for the first quarter of 2012 were RMB2.0 billion (US$318.2 million), compared to RMB2.1 billion and RMB1.5 billion for the preceding quarter and the first quarter of 2011, respectively.

Revenues from online games were RMB1.8 billion (US$289.2 million) for the first quarter of 2012, compared to RMB1.8 billion and RMB1.4 billion for the preceding quarter and the first quarter of 2011, respectively.

Revenues from advertising services were RMB143.5 million (US$22.8 million) for the first quarter of 2012, compared to RMB278.5 million and RMB126.8 million for the preceding quarter and the first quarter of 2011, respectively.

Revenues from e-mail, wireless value-added services and others (“E-mail, WVAS and others”) were RMB39.6 million (US$6.3 million) for the first quarter of 2012, compared to RMB37.2 million and RMB25.7 million for the preceding quarter and the first quarter of 2011, respectively.

Gross Profit

Gross profit for the first quarter of 2012 was RMB1.3 billion (US$211.4 million), compared to RMB1.5 billion and RMB985.0 million for the preceding quarter and the first quarter of 2011, respectively. The quarter-over-quarter decrease in gross profit was primarily attributable to a seasonal decline in advertising revenue.

The year-over-year increase in gross profit was primarily attributable to increased revenues from the Company’s self-developed games, Ghost, Tianxia III and Fantasy Westward Journey, which were partially offset by a decline in revenue from Blizzard Entertainment’s World of Warcraft. Revenue from Ghost has grown rapidly since the launch of its full scale closed beta testing in September 2011, coupled with successful promotional activities. Tianxia III was released in late October of 2011, and its significant growth was leveraged from the strong Tianxia II user base as well as its attractive and innovative game play mode. The year-over-year increase in cost of revenues was primarily due to increased headcount-related costs and server custody costs.

Gross Profit (Loss) Margin

Gross profit margin for the online game business for the first quarter of 2012 was 73.0%, compared to 72.6% and 70.0% for the preceding quarter and the first quarter of 2011, respectively.

Gross profit margin for the advertising business for the first quarter of 2012 was 19.8%, compared to 54.5% and 33.4% for the preceding quarter and the first quarter of 2011, respectively. The quarter-over-quarter decrease in gross profit margin was primarily due to a decrease in advertising revenues as explained above. The year-over-year decrease in gross profit margin was primarily due to increased headcount-related costs and content purchase costs in the first quarter of 2012.

Gross loss margin for the E-mail, WVAS and others business for the first quarter of 2012 was 18.0%, compared to gross profit margin of 2.2% and gross loss margin of 21.6% for the preceding quarter and the first quarter of 2011, respectively. The quarter-over-quarter change was mainly due to increased customer services costs and technology support costs in the first quarter of 2012.

Operating Expenses

Total operating expenses for the first quarter of 2012 were RMB355.7 million (US$56.5 million), compared to RMB529.0 million and RMB292.0 million for the preceding quarter and the first quarter of 2011, respectively. The quarter-over-quarter decrease in operating expenses was mainly due to the fact that there were less selling and marketing promotional activities in the first quarter of 2012. In addition, an impairment provision of RMB50.3 million on the initial online game license fee for Blizzard Entertainment’s StarCraft® II was recorded in the fourth quarter of 2011. The year-over-year increase in operating expenses was primarily due to increased headcount-related costs and increased research and development costs related to product development.

Net Profit

Net profit for the first quarter of 2012 totaled RMB941.7 million (US$149.5 million), compared to RMB898.6 million and RMB737.4 million for the preceding quarter and the first quarter of 2011, respectively.

During the first quarter of 2012, the Company reported a net foreign exchange gain of RMB17.6 million (US$2.8 million), compared to a net foreign exchange loss of RMB36.4 million and a net foreign exchange gain of RMB25.3 million for the preceding quarter and the first quarter of 2011, respectively. The quarter-over-quarter and year-over-year changes in foreign exchange gains and losses were mainly due to the unrealized exchange gains and losses arising from the Company’s Euro-denominated bank deposit balances as of March 31, 2012 as the exchange rate of the Euro against the RMB fluctuated over the periods.

NetEase reported basic and diluted earnings per ADS of US$1.14 each for the first quarter of 2012. The Company reported basic and diluted earnings per ADS of US$1.09 for the preceding quarter, and reported basic and diluted earnings per ADS of US$0.90 and US$0.89, respectively, for the first quarter of 2011.

Income Taxes

The Company recorded a net income tax charge of RMB163.1 million (US$25.9 million) for the first quarter of 2012, compared with RMB122.6 million and RMB37.2 million for the preceding quarter and the first quarter of 2011, respectively. The effective tax rate for the first quarter of 2012 was 14.9%, compared to 11.8% and 4.8% for the preceding quarter and the first quarter of 2011, respectively.

The Company’s various principal subsidiaries have renewed their qualifications as High and New Technology Enterprises in 2011, and enjoy the preferential enterprise income tax rate of 15% from 2011 to 2013, subject to annual review by the relevant tax authorities in China.

The quarter-over-quarter increase in effective tax rate was mainly due to the expiration of the enterprise income tax exemption period for certain subsidiaries that were qualified as Software Enterprises, which resulted in an increase in their applicable tax rate from 0% to 12.5%. The year-over-year increase in effective tax rate was primarily due to the recognition of a tax benefit of RMB47.1 million upon receipt of the Key Software Enterprise status by certain subsidiaries during the first quarter of 2011.

Other Information

As of March 31, 2012, the Company’s total cash and time deposits balance was RMB13.1 billion (US$2.1 billion), compared to RMB11.9 billion as of December 31, 2011. Cash flow generated from operating activities was RMB1.3 billion (US$212.3 million) for the first quarter of 2012, compared to RMB1.2 billion and RMB969.3 million for the preceding quarter and the first quarter of 2011, respectively.

** The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader.  Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.2975 on the last trading day of March 2012 (March 30, 2012) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on March 30, 2012, or at any other certain date. The percentages stated are calculated based on RMB.

Conference Call

NetEase’s management team will host a conference call at 9:00 p.m. Eastern Time on Wednesday, May 16, 2012 (Beijing/Hong Kong Time: 9:00 a.m., Thursday, May 17, 2012). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-877-941-2068 (international: 1-480-629-9712), 10-15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-800-406-7325 (international: 1-303-590-3030), and entering passcode 4533318#. The replay will be available through June 7, 2012.

This call is being webcast live and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com.

About NetEase, Inc.

NetEase, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China. NetEase’s online communities and personalized premium services have established a large and stable user base for the NetEase websites, which are operated by its affiliates. In particular, NetEase provides online game services to Internet users through the in-house development or licensing of massively multi-player online role-playing games, including Fantasy Westward Journey, Westward Journey Online II, Westward Journey Online III, Tianxia III, Heroes of Tang Dynasty, Datang and Ghost, as well as the licensed games, Blizzard Entertainment’s World of Warcraft® and StarCraft® II.

NetEase also offers online advertising on its websites, which enables advertisers to reach its substantial user base. In addition, NetEase has paid listings on its search engine and web directory and classified advertising services, as well as an online mall, which provides opportunities for e-commerce and traditional businesses to establish their own storefront on the Internet. NetEase also offers wireless value-added services such as news and information content, matchmaking services, music and photos from the web that are sent over SMS, MMS, WAP, IVR and Color Ring-back Tone technologies.

Other community services that the NetEase websites offer include instant messaging, online personal advertisements, matchmaking, alumni clubs and community forums. The Company believes that it is also the largest provider of free e-mail services in China. Furthermore, the NetEase websites as well as its micro-blogging services provide various channels of content. NetEase aggregates news content on world events, sports, science and technology, and financial markets, as well as entertainment content such as cartoons, games, astrology and jokes, from over one hundred international and domestic content providers.

*      *      *

Forward Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,”“believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games such as Ghost, Tianxia III and Legend of Fairy or expansion packs and other improvements to its existing games, including its current and planned expansion packs for Heroes of Tang Dynasty, Warsong of Westward Journey and Fairyland Village, do not become as popular as management anticipates; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that Shanghai EaseNet will not be able to continue operating World of Warcraft, StarCraft II or other games licensed by it for a period of time or permanently due to possible governmental actions or the risk that such games will not be popular with game players in China; the risk that changes in Chinese government regulation of the online game market may limit future growth of NetEase’s revenue or cause revenue to decline; competition in the online advertising business and the risk that investments by NetEase in its content and services may not increase the appeal of the NetEase websites among Internet users or result in increased advertising revenue; the risk that NetEase may not be able to continuously develop new and creative online services, including its ability to maintain and enhance the popularity of its micro-blogging services; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates and the ability of NetEase to receive and maintain approvals of the preferential tax treatments and general competition and price pressures in the marketplace); the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks out lined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB and USD in thousands)

	December 31,	March 31,	March 31,
	2011	2012	2012
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash and cash equivalents	2,214,618	2,012,449	319,563
Time deposits	9,704,777	10,671,235	1,694,519
Restricted cash	318,684	239,338	38,005
Accounts receivable, net	230,047	201,016	31,920
Prepayments and other current assets	900,464	815,105	129,433
Short-term investments	993,606	1,214,989	192,933
Deferred tax assets	111,990	128,167	20,352
Total current assets	14,474,186	15,282,299	2,426,725

Non-current assets:
Property, equipment and software, net	848,469	814,897	129,400
Land use right, net	11,788	11,723	1,862
License right, net	48,962	31,956	5,074
Deferred tax assets	2,586	2,579	410
Time deposits	—	428,000	67,963
Other long-term assets	58,940	69,199	10,988
Total non-current assets	970,745	1,358,354	215,697
Total assets	15,444,931	16,640,653	2,642,422

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	134,217	142,554	22,637
Salary and welfare payables	244,398	179,484	28,501
Taxes payable	391,769	412,508	65,503
Deferred revenue	1,014,073	1,085,450	172,362
Accrued liabilities and other payables	498,120	642,271	101,988
Total current liabilities	2,282,577	2,462,267	390,991

Long-term payable:
Other long-term payable	63,890	52,081	8,270

Total liabilities	2,346,467	2,514,348	399,261

Total NetEase, Inc.’s equity	13,126,701	14,164,494	2,249,225
Noncontrolling interests	(28,237)	(38,189)	(6,064)
Total shareholders’ equity	13,098,464	14,126,305	2,243,161

Total liabilities and shareholders’ equity	15,444,931	16,640,653	2,642,422

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(RMB and USD in thousands, except per share data)

	Quarter Ended
	March 31,	December 31,	March 31,	March 31,
	2011	2011	2012	2012
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	1,385,643	1,833,269	1,821,029	289,167
Advertising services	126,828	278,474	143,451	22,779
E-mail, wireless value-added services and others	25,680	37,249	39,630	6,293

Total revenues	1,538,151	2,148,992	2,004,110	318,239
Business taxes	(38,200)	(49,809)	(38,481)	(6,111)

Total net revenues	1,499,951	2,099,183	1,965,629	312,128

Total cost of revenues	(514,990)	(646,086)	(634,407)	(100,739)

Gross profit	984,961	1,453,097	1,331,222	211,389

Operating expenses:
Selling and marketing expenses	(130,345)	(280,680)	(130,497)	(20,722)
General and administrative expenses	(63,332)	(105,787)	(70,284)	(11,161)
Research and development expenses	(98,306)	(142,514)	(154,961)	(24,607)
Total operating expenses	(291,983)	(528,981)	(355,742)	(56,490)

Operating profit	692,978	924,116	975,480	154,899
Other income:
Investment income	82	9,954	13,926	2,211
Interest income	51,363	78,624	86,490	13,734
Exchange gains (losses)	25,274	(36,394)	17,597	2,794
Other, net	2,084	62,544	1,298	207

Net income before tax	771,781	1,038,844	1,094,791	173,845
Income tax	(37,208)	(122,621)	(163,063)	(25,893)

Net income after tax	734,573	916,223	931,728	147,952
Net loss (gain) attributable to noncontrolling interests	2,814	(17,598)	9,952	1,580
Net income attributable to the Company’s shareholders	737,387	898,625	941,680	149,532

Comprehensive income	734,573	916,223	931,728	147,952
Comprehensive loss (income) attributable to noncontrolling interests	2,814	(17,598)	9,952	1,580
Comprehensive income attributable to the Company’s shareholders	737,387	898,625	941,680	149,532

Earnings per share, basic	0.23	0.27	0.29	0.05
Earnings per ADS, basic	5.66	6.86	7.18	1.14
Earnings per share, diluted	0.23	0.27	0.29	0.05
Earnings per ADS, diluted	5.63	6.85	7.17	1.14

Weighted average number of ordinary shares outstanding, basic	3,255,764	3,272,617	3,278,157	3,278,157
Weighted average number of ADS outstanding, basic	130,231	130,905	131,126	131,126
Weighted average number of ordinary shares outstanding, diluted	3,273,909	3,279,404	3,284,428	3,284,428
Weighted average number of ADS outstanding, diluted	130,956	131,176	131,377	131,377

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB and USD in thousands)

	Quarter Ended
	March 31,	December 31,	March 31,	March 31,
	2011	2011	2012	2012
	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	734,573	916,223	931,728	147,952
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	65,706	76,323	71,677	11,382
Impairment loss for license right	—	50,316	—	—
Share-based compensation cost	38,238	45,143	68,273	10,842
Allowance for (reversal of) provision for doubtful debts	(1,366)	(6,212)	921	146
Loss (gain) on disposal of property, equipment and software	4	(35)	(122)	(19)
Unrealized exchange (gains) losses	(31,077)	41,263	(18,719)	(2,972)
Deferred income taxes	(8,401)	22,054	(16,170)	(2,568)
Net equity share of loss from associated companies	330	1,010	256	41
Others	(162)	(9,272)	2,894	460
Changes in operating assets and liabilities:
Accounts receivable	75,613	6,603	20,720	3,290
Prepayments and other current assets	54,987	79,852	180,825	28,714
Accounts payable	(18,560)	14,477	14,857	2,359
Salary and welfare payables	(64,934)	48,575	(64,930)	(10,310)
Taxes payable	(30,719)	(2,706)	(19,620)	(3,116)
Deferred revenue	91,107	(3,777)	71,378	11,334
Accrued liabilities and other payables	63,976	(36,144)	92,897	14,751
Net cash provided by operating activities	969,315	1,243,693	1,336,865	212,286

Cash flows from investing activities:
Purchase of property, equipment and software	(141,157)	(171,422)	(23,280)	(3,697)
Proceeds from sale of property, equipment and software	1	43	182	29
Purchase of other intangible assets	—	(1,042)	—	—
Net change in short-term investments with terms of three months or less	—	—	(500,000)	(79,397)
Purchase of short-term investments	—	(407,863)	(154,277)	(24,498)
Proceeds from maturities of short-term investments	—	20,000	430,000	68,281
Transfer (to) from restricted cash	—	(44,885)	79,346	12,600
Net change in time deposits with terms of three months	231,682	(125,205)	117,997	18,737
Placement/rollover of matured time deposits	(2,863,899)	(3,743,262)	(4,429,917)	(703,441)
Proceeds from maturities of time deposits	2,157,008	3,497,811	2,933,775	465,863
Net change in other assets	(5,844)	4,681	(14,158)	(2,248)
Net cash used in investing activities	(622,209)	(971,144)	(1,560,332)	(247,771)

Cash flows from financing activities:
Proceeds from employees exercising stock options	30,252	9,877	21,033	3,340
Payment of other long-term payable	(10)	(10)	—	—
Net cash provided by financing activities	30,242	9,867	21,033	3,340

Effect of exchange rate changes on cash held in foreign currencies	7,112	(11,327)	265	42
Net increase (decrease) in cash and cash equivalents	384,460	271,089	(202,169)	(32,103)
Cash and cash equivalents, beginning of the period	1,285,137	1,943,529	2,214,618	351,666
Cash and cash equivalents, end of the period	1,669,597	2,214,618	2,012,449	319,563

Supplemental disclosures of cash flow information:
Cash paid for income tax, net of tax refund	91,682	129,437	145,625	23,124
Supplemental schedule of non-cash investing and financing activities:
Fixed asset purchases financed by accounts payable and accrued liabilities	64,347	37,614	35,393	5,620

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(RMB and USD in thousands)

	Quarter Ended
	March 31,	December 31,	March 31,	March 31,
	2011	2011	2012	2012
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	1,385,643	1,833,269	1,821,029	289,167
Advertising services	126,828	278,474	143,451	22,779
E-mail, wireless value-added services and others	25,680	37,249	39,630	6,293
Total revenues	1,538,151	2,148,992	2,004,110	318,239

Business taxes:
Online game services	(25,392)	(23,161)	(23,566)	(3,742)
Advertising services	(12,198)	(25,850)	(14,009)	(2,225)
E-mail, wireless value-added services and others	(610)	(798)	(906)	(144)
Total business taxes	(38,200)	(49,809)	(38,481)	(6,111)

Net revenues:
Online game services	1,360,251	1,810,108	1,797,463	285,425
Advertising services	114,630	252,624	129,442	20,554
E-mail, wireless value-added services and others	25,070	36,451	38,724	6,149
Total net revenues	1,499,951	2,099,183	1,965,629	312,128

Cost of revenues:
Online game services	(408,201)	(495,506)	(484,894)	(76,998)
Advertising services	(76,316)	(114,949)	(103,827)	(16,487)
E-mail, wireless value-added services and others	(30,473)	(35,631)	(45,686)	(7,254)
Total cost of revenues	(514,990)	(646,086)	(634,407)	(100,739)

Gross profit (loss):
Online game services	952,050	1,314,602	1,312,569	208,427
Advertising services	38,314	137,675	25,615	4,067
E-mail, wireless value-added services and others	(5,403)	820	(6,962)	(1,105)
Total gross profit	984,961	1,453,097	1,331,222	211,389

Gross profit (loss) margin:
Online game services	70.0%	72.6%	73.0%	73.0%
Advertising services	33.4%	54.5%	19.8%	19.8%
E-mail, wireless value-added services and others	(21.6)%	2.2%	(18.0)%	(18.0)%

The accompanying notes are an integral part of this press release.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.2975 on the last trading day of March 2012 (March 30, 2012) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2: Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Quarter Ended
	March 31,	December 31,	March 31,	March 31,
	2011	2011	2012	2012
	RMB	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	13,602	21,030	33,215	5,274
Operating expenses
- Selling and marketing expenses	3,255	3,897	4,680	743
- General and administrative expenses	11,237	7,661	11,926	1,894
- Research and development expenses	10,144	12,555	18,452	2,931